FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response .... 0.5

1.	Name and Address of Reporting Person*			2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)
	Grady	Daniel	J.		Isonics Corporation (ISON)				Director	10% Owner

	(Last)	(First)	(Middle)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4.	Statement for Month/Day/Year		X Officer (give title below)	Other (specify below)
	c/o Isonics Corporation, 5906 McIntyre Street						December 1, 2002	Vice President of Life Sciences

(Street)						5.	If Amendment, Date of Original (Month/Day/Year)	7.	Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than
	Golden	CO	80403						One Reporting Person

	(City)	(State)	(Zip)
				Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date	2A.	Deemed Execution Date, if any	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)
			(Month/Day/Year)		(Month/Day/Year)
							Code	V		Amount	(A) or (D)	Price

	Common Stock													49,505		D

	Common Stock		12/1/02				J	V		1,583	A	$.9095		51,088		D	Note A

FORM 4 (Continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6.	Date Exercisable and Expiration Date (Month/Day/Year)

									Code	V		(A)	(D)		Date Exercisable	Expiration Date

	Stock Option (Right to Buy)		$0.58												1/02/96	1/02/96

	Stock Option		$1.4375												4/26/99	4/26/04

	Stock Option		$1.06												11/13/01	11/13/11

	Stock Option		$1.13												3/28/02	3/28/07

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Title	Amount or Number of Shares

	Common Stock	207,340				207,340		D	Note 1 and 2

	Common Stock	15,625				15,625		D	Note 6

	Common Stock	100,000				100,000		D	Note 3 and 4

	Common Stock	6,375				6,375		D	Note 3 and 5

Explanation of Responses:

Note A:	These Shares were acquired pursuant to an Employee Stock Purchase Plan. The transaction is therefore exempt from 16(a) reporting requirements and is a voluntary report by reason of Rule 16b-3(c).
Note 1:	Issuer's right to repurchase these options as disclosed on Form 3 dated 9/22/97 expired on 10/1/98.
Note 2:	The number of shares and convertible/exercise price reflects a 3-for-1 stock split effected by the issuer following the effectiveness of its Registration Statement on Form SB-2 for its initial public offering of its securities.
Note 3:	This transaction is exempt from 16(a) reporting requirements pursuant to Rule 16b-3(d).
Note 4:	20,000 shares vest on November 13, 2001 and 20,000 shares vest on November 13th of each of the years 2002, 2003, 2004, and 2005. The grant of options was subject to acceptance by the reporting person. The reporting person accepted the options on December 19, 2001.
Note 5:	Options granted by resolution of the Compensation Committee of the Board of Directors as consideration for salary deferral. The grant of the options is subject to acceptance by the reporting person no later than April 30, 2002, which acceptance was received.
Note 6:	Due to a typographical error, the expiration date of the option was erroneously reported as 4/26/02 on previous Form 4s filed since April 1999. The above disclosure accurately reflects the terms of the option as of the date of the grant.
/s/ Daniel J. Grady	12/2/02
**Signature of Reporting Person	Date
Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

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Last update: 09/05/2002